







SUPPL

28 May 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in Securities by Directors (dated 14 May 2007); and

2. Disposal of Steinhoff's South African furniture interests to a Private Equity consortium (dated 24 May 2007).

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

PROCESSED
JUN 28 2007
THOMSON FINANCIAL

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA. P.O. BOX 1955, BRAMLEY, 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135.

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SHF - Steinhoff - Dealing in securities by Directo 14 May 2007

SHF
SHF
SHF - Steinhoff - Dealing in securities by Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF
ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS

NAME OF DIRECTOR	:	ST SCHMIDT
COMPANY OF WHICH I AM A DIRECTOR	:	Steinhoff Europe AG
STATUS(Executive/Non-Executive)	:	Director of a major subsidiary of the Group
TYPE OF SECURITIES	:	Ordinary Shares
DATE OF TRANSACTION	:	11 May 2007
CENTS PER SHARE	:	2244
NUMBER OF SECURITIES TRANSACTED	:	206 404
TOTAL RAND VALUE OF SECURITIES	:	R4 631 705,76
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Exercise rights in terms of the 2003 share incentive scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	4 May 2007

14 May 2007
SPONSOR: PSG Capital Limited
Date: 14/05/2007 09:34:01 Produced by the JSE SENS Department.

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SHF-Steinhoff- Disposal of SA furniture interests **24 May 2007**

SHF
SHF
SHF-Steinhoff- Disposal of SA furniture interests to a Private Equity consortium
This announcement appears as a matter of record only
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")
Disposal of the South African furniture interests of Steinhoff Africa Holdings (Proprietary) Limited ("Steinhoff Africa") ("Furnco") to a Private Equity consortium led by ABSA Capital, a division of Absa Bank Limited ("AbCap")

INTRODUCTION

Shareholders are referred to the announcement dated 12 April 2007 wherein it was stated that Steinhoff had received approaches from certain Private Equity groups for an acquisition of Furnco. Accordingly, the directors of Steinhoff are pleased to announce that agreement has now been reached between, inter alia, Steinhoff Africa and AbCap for the disposal of Furnco, in terms of a Leverage Buyout ("the LBO"), to a consortium led by AbCap, and including Furnco management and Black Economic Empowerment partners ("BEE") (collectively, "the Consortium").

PURCHASE CONSIDERATION

The purchase consideration for Furnco amounts to R1,375 billion and will be payable, effectively in cash upon fulfillment of all of the conditions precedent detailed below.

OWNERSHIP OF FURNCO

Upon implementation of the LBO, Furnco will be owned by Furnco management, AbCap and BEE (with an effective minimum BEE interest of 26%).

RATIONALE FOR THE LBO

Furnco manufactures and distributes a wide range of furniture and related products. It consists of four sub-divisions: upholstered furniture, bedding, non-solid case goods and solid case goods. These divisions are supported by an import distribution business that imports household goods to supplement the manufactured ranges and Roadway Logistics, which fulfils a large part of their logistics needs. Furnco`s product offering include many of the major furniture brands at price points ranging from the upper to lower ends of the market.
Furnco has developed into a substantial self-sustaining enterprise and its current ownership structure within Steinhoff is not optimal for its continued development and growth. Furnco`s strategy had independently emerged as one driving towards the creation of an independent, broad-based household goods business. This, accompanied by the composition of Newco shareholders, notably Furnco management and BEE, are expected to deliver above-average growth opportunities in terms of BEE procurement and shareholders` interests that are perfectly aligned. Substantial synergies are also envisaged between Furnco and the larger ABSA Group`s various economic development initiatives.
From a Steinhoff point of view, the LBO paves the way for the continuation and acceleration of its strategy to expand Steinhoff`s Retail interests in South Africa.

FINANCIAL EFFECTS

Although of substantial strategic importance to Steinhoff, the LBO is not expected to have a material effect on Steinhoff`s headline earnings and net asset value per share.

CONDITIONS PRECEDENT

The LBO is conditional on the fulfillment of the following conditions precedent:
- the conclusion of the related comprehensive sale agreements, funding

agreements and shareholders agreements (in respect of Newco), and
- the necessary Regulatory approvals, notably, the Competition Authorities being obtained.

Wynberg, Sandton
22 May 2007

Sponsor	Legal Advisors to AbCap
PSG Capital Limited	Roodt Inc

Date: 24/05/2007 10:46:01 Produced by the JSE SENS Department.



30 May 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Termination of discussions regarding the proposed merger of Steinhoff and JD Group Limited (dated 29 May 2007).

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

SHF - Steinhoff - Termination of discussions regar **29 May 2007**

SHF
SHF
SHF - Steinhoff - Termination of discussions regarding the proposed merger of Steinhoff and JD Group Limited ("JDG")

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1998/003951/06)
Share code: SHF
ISIN:ZAE000016176
(Steinhoff)

TERMINATION OF DISCUSSIONS REGARDING THE PROPOSED MERGER OF STEINHOFF AND JD GROUP LIMITED ("JDG")

Further to the joint announcement released by Steinhoff and JDG (collectively, the Companies) on SENS on Friday, 16 March 2007 and published in the press on Monday, 19 March 2007, wherein it was announced that Steinhoff had submitted an offer to the JDG board of directors, of its intention to acquire the entire issued ordinary share capital of JDG in exchange for the issue of new Steinhoff ordinary shares (proposed merger), Steinhoff shareholders are referred to the JDG announcement released on SENS on Tuesday, 29 May, 2007. The proposed merger would have been implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act, No 61, of 1973, as amended (the scheme).

Steinhoff shareholders are hereby accordingly advised that, although the Steinhoff shareholders which Steinhoff approached indicated their support for the proposed merger, due to a lack of support from JDG shareholders for the proposed merger, the Board of directors of JDG have decided, in conjunction with the Board of directors of Steinhoff, to terminate merger discussions with immediate effect and not to proceed with the scheme.

The existing relationship between the Companies will not be affected in any way by the termination of the merger discussions.

Johannesburg
29 May 2007

Investment bank and transaction sponsor to Steinhoff
Investec Bank logo

Sponsor to Steinhoff
PSG logo

Date: 29/05/2007 16:47:32 Produced by the JSE SENS Department.

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